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                            February 8, 2023

       Jian Zhang
       Chairman and Chief Executive Officer
       Distoken Acquisition Corporation
       Unit 1006, Block C, Jinshangjun Park
       No. 2 Xiaoba Road, Panlong District
       Kunming, Yunnan, People's Republic of China

                                                        Re: Distoken
Acquisition Corporation
                                                            Amendment No. 8 to
Registration Statement on Form S-1
                                                            Filed February 3,
2023
                                                            File No. 333-248822

       Dear Jian Zhang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 8 to Registration Statement on Form S-1 filed February 3, 2023

       General

   1. We note your revisions regarding a nine-month deadline to complete an initial business combination, which
could be extended to 18 months. Please reconcile with the time periods in Section 48.7
of Exhibit 3.3.
              You may contact Heather Clark at (202) 551-3624 or Jean Yu at
(202) 551-3305 if you
       have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram, Legal Branch Chief, at (202) 551-3397
       with any other questions.
 Jian Zhang
Distoken Acquisition Corporation
February 8, 2023
Page 2

                                                Sincerely,
FirstName LastNameJian Zhang
                                                Division of Corporation Finance
Comapany NameDistoken Acquisition Corporation
                                                Office of Manufacturing
February 8, 2023 Page 2
cc:       Richard I. Anslow, Esq.
FirstName LastName